                                                                    Exhibit 99.1

                                     [logo]
                                    ALTAREX


                                  ALTAREX CORP.

                         INTERIM REPORT TO SHAREHOLDERS

                        FOR THE THREE MONTH PERIOD ENDED

                                 MARCH 31, 2002



                                  ALTAREX CORP.
                               610 LINCOLN STREET
                                WALTHAM, MA 02451


                                    CONTACT:

                                SONDRA HENRICHON

            DIRECTOR, INVESTOR RELATIONS AND CORPORATE COMMUNICATIONS

                               PHONE: 781-672-0138

                            FAX NUMBER: 781-672-0142

                             TOLL FREE: 888-801-6665

                                 www.altarex.com

                                info@altarex.com

                                     [logo]
                                    ALTAREX


                                  ALTAREX CORP.

                         INTERIM REPORT TO SHAREHOLDERS

                    FOR THE THREE PERIOD ENDED MARCH 31, 2002

FIRST QUARTER HIGHLIGHTS

The first quarter of 2002 was predominantly marked by the Company's reporting of Phase II clinical results from its largest (345-patient) OvaRex(R) (oregovomab) trial in ovarian cancer. Additionally, the Company successfully filled its first lot of new OvaRex(R) product using a cell culture manufacturing process, and consequently initiated its ongoing (and now fully enrolled) 24-patient pharmacokinetic study to establish comparability between cell culture product and the ascites product used in six OvaRex(R) clinical efficacy trials to date. In this regard, encouraging news came from the Company's meetings with European regulatory authorities during the quarter, indicating that the approach initiated in the United States to establish manufacturing comparability could fulfill European requirements as well. Subsequent to the end of the quarter, the Company announced its exclusive licensing agreement with Unither Pharmaceuticals, Inc., a wholly-owned subsidiary of United Therapeutics Corporation, for rights to OvaRex(R) and AltaRex's four additional cancer antibody products for North America and many regions worldwide.

The timing of these important clinical and partnering milestones coincided with a particularly challenging period in the Company's financial history; they are nevertheless major accomplishments that validate AltaRex's novel and proprietary technology platform, utilizing foreign antibodies to induce clinically beneficial immune responses in cancer patients. These achievements also establish a potential future revenue stream for the Company, based on milestone payments and sales.

With regard to the Company's cash position, at March 31, 2002, the Company's cash, cash equivalents and short-term investments totaled $2.3 million as compared to $9.1 million at December 31, 2001. Subsequent to the end of the first quarter, the Company announced its exclusive licensing agreement with United Therapeutics Corporation. As part of that agreement, United Therapeutics purchased 4.9 million common shares of the Company for a purchase price of approximately $3.9 million. The Company also issued to United Therapeutics a warrant and a right to purchase a convertible debenture (each of which expires if not executed prior to August 20, 2002) that combined, if exercised, will provide AltaRex an additional $4.0 million.

The events of first quarter 2002 and the subsequent agreement with United Therapeutics in April mark a directional change for the Company moving forward.

As of the effective date of April 17, 2002 and during a 240-day initial assessment period and thereafter (assuming a favorable completion thereof), United Therapeutics assumed responsibility for all expenses associated with the development and commercialization of OvaRex(R) and all five oncology products for its licensed territories, as well as the personnel costs associated with about one-half of AltaRex employees who as of mid-May became employees of Unither Pharmaceuticals. a subsidiary of United Therapeutics. This group includes the following previous officers of AltaRex - Peter Gonze, Senior Vice President of Operations; Christopher Nicodemus, M.D., Senior Vice President of Clinical Research and Development;

and James Levin, D.V.M., Vice President of Manufacturing and Development. With these changes, and including the resignation of Edward Fitzgerald as Senior Vice President and Chief Financial Officer of AltaRex, the Company expects that its research and development costs and supporting general and administrative expenses will be significantly decreased for the remainder of 2002 and thereafter.

Our employees are working with their former colleagues with regard to United Therapeutics' territories, but are also focused on establishing corporate alliances for the European Union countries, where AltaRex retains all rights to its cancer antibody portfolio, although profit-sharing joint ventures have already been established with regional market leaders in Southern Europe. Notably, the still unlicensed territories of the world represent almost one-half of the target patient population for OvaRex(R) MAb.

AltaRex expects to extend its technology to new areas in and outside of the cancer field as resources allow. For example, the Company is accelerating ongoing research and development activities with Epigen, Inc., a collaboration structured for an equal sharing of research expenses. The Company will also explore collaborations outside of cancer by joining with others to create the necessary capability to support a meaningful effort.

As part of the many Company changes, our OvaRex(R) Investigational New Drug Applications (INDs) for clinical studies in North America are being transferred to United Therapeutics. It is expected that United Therapeutics will review the OvaRex(R) clinical program to date, seek input from regulatory authorities, and to design and implement a confirmatory clinical study (presumably phase III) to the recently reported 345-patient phase IIb study, with the intention of initiating patient treatment in such a trial during the first quarter of next year.

We believe that the progress that AltaRex has made, although difficult, has increased hope for the future of ovarian cancer patients, while validating our research and development foundation from which to build Company and shareholder value.

Richard E. Bagley
President and Chief Executive Officer

This quarterly report contains forward-looking statements that involve risks and uncertainties, which may cause actual results to differ materially from the statements made. For this purpose, any statements that are contained herein that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the foregoing, the words "believes," "anticipates," "plans," "intends," "expects" and similar expressions are intended to identify forward-looking statements. Such risks and uncertainties include, but are not limited to our need for capital and the risk that the Company can not raise funds on a timely basis on satisfactory terms or at all, the need to obtain and maintain corporate alliances, such as the alliance with United Therapeutics, and the risk that the Company cannot establish corporate alliances on a timely basis, on satisfactory terms, or at all, changing market conditions, uncertainties regarding the timely and successful completion of clinical trials and patient enrollment rates, uncertainty of pre-clinical, retrospective, early and interim clinical trial results, which may not be indicative of results that will be obtained in ongoing or future clinical trials, whether the Company and/or its collaborators will file for regulatory approval on a timely basis, uncertainties as to when, if at all, the FDA will accept or approve regulatory filings for the Company's products, the need to establish and scale-up manufacturing processes, uncertainty as to the timely development and market acceptance of the Company's products, uncertainty as to whether patents will issue from pending patent applications and, if issued, as to whether such patents will be sufficiently broad to protect the Company's technology, and other risks detailed from time-to-time in the Company's filings with the United States Securities and Exchange Commission and Canadian securities authorities. The Company does not assume any obligation to update any forward-looking statement.

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                                    ALTAREX



                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                       CONDITION AND RESULTS OF OPERATIONS

     The following discussion and analysis should be read in conjunction with the Unaudited Consolidated Financial Statements and the notes thereto included in this report. The Unaudited Consolidated Financial Statements have been prepared in accordance with accounting principles generally accepted in Canada, which conform in all materials respects with accounting principles generally accepted in the United States except as disclosed in Note 3 to the Unaudited Consolidated Financial Statements. All dollars in Canadian dollars unless otherwise stated.

OVERVIEW

     The Company's business is the research, development and commercialization of biopharmaceutical products for the treatment of cancer and other diseases. Substantially all of the Company's products are subject to regulation by the Therapeutic Products Programme (TPP) of Health Canada in Canada, the Food and Drug Administration (FDA) in the United States, the European Agency for the Evaluation of Medicinal Products (EMEA) in Europe and similar agencies in other countries. None of the Company's products have been approved by regulatory agencies for sale to date. The Company has not been profitable since its inception and expects to continue to incur substantial losses in continuing the research, development and clinical trials of its products. The Company does not expect to generate significant revenues until such time as, and unless, its therapeutic products are approved by applicable regulatory agencies and become commercially viable.

     The Company commenced operations on December 1, 1995 and completed its first full year of operations on December 31, 1996. As of March 31, 2002, the Company has incurred cumulative losses of $101.4 million. This includes a loss of $5.6 million for the three months ended March 31, 2002. These losses are primarily due to the cost of clinical and product development activities, supporting efforts in product commercialization and the settlement of outstanding litigation in 1999.

     On April 17, 2002, the Company entered into a license agreement (the "License Agreement") with Unither Pharmaceuticals, Inc. ("Unither"), a subsidiary of United Therapeutics Corporation ("United"), for the development of OvaRex(R) MAb and four other monoclonal antibodies. Under the terms of this agreement, Unither received exclusive rights for development and commercialization of the licenses products worldwide, with the exception of rights retained by the Company to the European Union and certain other countries. The Company and United Therapeutics have agreed to work closely together during the 240 day period commencing on April 17, 2002 (the "Initial Assessment Period") for the purposes of assessing all aspects of the development of the licensed technology conducted by or on behalf of the Company prior to April 17, 2002 and to develop solutions and strategies going forward with respect to all aspects of the successful development of the licensed technology. During the Initial Assessment Period and thereafter so long as the license is not terminated, United Therapeutics will fund all reasonable and direct ongoing development costs incurred by either the Company or United Therapeutics in accordance with the license agreement with respect to developing the licensed technology, according to an approved budget. If United Therapeutics does not provide written notice to the Company of its decision to develop products utilizing or incorporating the licensed technology prior to the end of the Initial Assessment Period, then the Company may, in its discretion, terminate the license agreement upon 15 days' advance written notice to United Therapeutics, unless United Therapeutics issues such notice of intention to the Company within that 15-day period. Upon 15 days' written notice to the Company at any time during the Initial Assessment Period or within 30 days following completion of the Initial Assessment Period, United Therapeutics may terminate the license. If United Therapeutics elects to proceed with such a development program, United Therapeutics has agreed to pay the Company certain amounts based upon the achievement of specified milestones together with royalties based upon sales of products utilizing or incorporating the licensed technology sold in the licensed territory. United Therapeutics has agreed to use commercially reasonable efforts following completion of the Initial Assessment Period and, assuming that neither party

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                       CONDITION AND RESULTS OF OPERATIONS
                                   (CONTINUED)

OVERVIEW (CONTINUED)

terminates the license agreement at that time, to develop, market and commercialize such products utilizing the licensed technology as United Therapeutics determines are commercially feasible, including the conduct of related research, development and pre-clinical and clinical trials and obtaining all necessary regulatory approvals. Pursuant to the agreement, in May 2002 a number of employees of the Company became employees of Unither. As a result of this transaction, the Company expects that its research and development costs and supporting general and administrative expenses will decrease significantly in the balance of 2002.

RESULTS OF OPERATIONS

     FINANCIAL HIGHLIGHTS

     The Company recorded a net loss for the quarter ended March 31, 2002 of $5.6 million, or $(0.15) per share, compared to a net loss of $6.3 million, or $(0.26) per share, for the same period in 2001. The decreased net loss for the period is due primarily to the planned decreased spending on manufacturing and clinical development and regulatory expenses as the Company focused on financing, partnering and merger and acquisition activities to address its critically limited cash position while continuing key clinical trials and analysis work for its lead product, OvaRex(R) MAb.

     REVENUES

     Revenues for the three months ended March 31, 2002, consisting of interest income, totaled $25,035, a decrease of $160,604 from the $185,639 recorded in the same period in 2001 due primarily to lower levels of invested funds in 2002.

     EXPENSES

     Research and development expenses for the three months ended March 31, 2002 totaled $1.9 million, a decrease of $0.3 million from the $2.2 million recorded in the same period in 2001. This decrease in research and development expenses was related to the planned delay in certain development work with Abbott Laboratories and other parties for the Company's lead product, OvaRex(R) MAb, as the Company focused on financing, partnering and/or merger and acquisitions.

     Clinical and regulatory expenses for the three months ended March 31, 2002 totaled $2.1 million, a decrease of $0.8 million from the $2.9 million recorded in the same period in 2001. This decrease was primarily related to the lower costs associated with the winding down of the analysis work related to the primary endpoint of the Company's pivotal 345-patient OvaRex(R) trial, the results of which were released in February 2002, and the completion of certain other trials that were in process in the first quarter of 2001.

     General and administrative expenses for the three months ended March 31, 2002 totaled $1.6 million, an increase of $0.1 from the $1.5 million recorded in the same period in 2001. These variances are primarily related to additional professional fees related to the Company's intellectual property portfolio and other corporate matters.

     As a result of the License Agreement with Unither, the Company anticipates that research and development expenses and supporting general and administrative expenses will decrease significantly for the balance of 2002. The actual levels of research and development and general and administrative expenditures will depend on many factors, including primarily the cash resources available to the Company as well as the progress and results of discovery research and preclinical studies, the cost, timing and outcome of the regulatory process, the costs of materials, the cost of preparing, filing, prosecuting,

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                       CONDITION AND RESULTS OF OPERATIONS
                                   (CONTINUED)

RESULTS OF OPERATIONS (CONTINUED)

maintaining, defending and enforcing patent claims, the availability and cost of required personnel, and the extent to which the Company enters into affiliations with corporate partners for ongoing research and development activities. Going forward, the Company will focus on establishing corporate alliances for the European Union counties and securing additional cash resources, and the Company may be required to delay, reduce the scope of, or eliminate one or more of its research and development programs until such times as it secures additional cash resources. See "Liquidity and Capital Resources".

LIQUIDITY AND CAPITAL RESOURCES

     At March 31, 2002, the Company's cash, cash equivalents and short-term investments totaled $2.3 million as compared to $9.1 million at December 31, 2001. Since its inception, the Company has financed its operations primarily through private placements and public offerings of equity securities amounting to approximately $99.1 million, interest income on invested balances amounting to $3.5 million and amounts received under research contracts of $0.8 million. The Company currently has no contributing cash flows from operations. As a result, the Company relies on external sources of financing such, as the issue of equity or debt securities, the exercise of options or warrants and investment income.

     The Company's net cash used in operating activities amounted to $6.9 million for the three months ended March 31, 2002 and $29.8 million for the year ended December 31, 2001, and resulted primarily from its net operating losses.

     Concurrently with the delivery and execution of the License Agreement, the Company and United entered into a subscription agreement (the "Subscription Agreement"), pursuant to which United purchased 4.9 million common shares of the Company at a price of US$0.50 per share for total proceeds to the Company of approximately $3.9 million (US$2.45 million). In addition, the Company issued to United a convertible debenture (the "First Debenture") in the principal amount of $80,000 (US$50,000), which is convertible into 100,000 common shares of the Company at a price of US$0.50 per share.

     The following table presents selected balance sheet items of the Company has of March 31, 2002 on an "as reported" and a "pro forma" basis reflecting the impact of the United purchase of 4.9 million common shares of the Company and the First Debenture.

                                              As of March 31, 2002
                                          ----------------------------
                                          As Reported        Pro forma
                                          -----------       ----------
Cash and cash equivalents                  $2,316,555       $6,174,325
Working capital                           (2,862,392)          995,378
Total assets                                3,781,275        7,639,045
Total shareholder's equity                (2,043,018)        1,814,752


     The Company also issued to United a warrant (the "Warrant") to purchase
3.25 million common shares of the Company at a price of US$0.50 per share. The Warrant may only be exercised in full and must be exercised on or before August 20, 2002. Pursuant to the Subscription Agreement, the Company granted to United the right to purchase a convertible debenture (the "Second Debenture") in the principal amount of approximately $1.39 million (US$875,000). Subject to receipt of approval by the Company's shareholders, US$441,690 of the principal amount of the Second Debenture is automatically convertible into 883,380 common shares of the Company upon issuance of the Second Debenture. United's right to purchase the Second Debenture expires on August 14, 2002. If United does not exercise the Warrant on or before August 20, 2002 or does not purchase the Second Debenture on or before August 25, 2002, then the Company may terminate the License Agreement immediately upon written notice to Unither. If United

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                       CONDITION AND RESULTS OF OPERATIONS
                                   (CONTINUED)

LIQUIDITY AND CAPITAL RESOURCES (CONTINUED)

exercises the Warrant and purchases the Second Debenture, the Company believes that its available cash, cash equivalents and short-term investments and interest earned thereon, including the proceeds from the United purchase of common shares of the Company and the First Debenture, the exercise of the Warrant and the purchase of the Second Debenture, should be sufficient to finance its operations and capital needs into 2003. If United does not exercise the Warrant and purchase the Second Debenture, the Company believes that its available cash, cash equivalents and short-term investments and interest earned thereon will be sufficient to finance its operations into the third quarter of 2002. However, there can be no assurance that United will exercise the warrantor purchase the second debenture.

     The Company's funding needs may vary depending on a number of factors, including the progress of its research and development programs, the number and breadth of these programs, the results of preclinical studies and clinical trials, the cost, timing and outcome of the regulatory process, whether or not United determines to proceed with the development of OvaRex(R) MAb and invest further funds in the company, the establishment of collaborations, the cost of preparing, filing, prosecuting, maintaining, defending and enforcing patent claims, the status of competitive products and the availability of other financing.

     The Company will seek additional funding through public or private equity or debt financings from time to time, as market conditions permit, or through collaborative arrangements. The Company's ability to access the capital markets or to enlist strategic partners is substantially dependent on the progress of its research and development programs and regulatory approval of its products. There can be no assurance that additional financing will be available on acceptable terms, if at all. If adequate funds are not available, the Company may be required to delay, reduce the scope of, or eliminate one or more of its research and development programs or may be required to significantly scale back or cease operations.

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                                    ALTAREX



                           CONSOLIDATED BALANCE SHEETS

------------------------------------------------------------------------------------------------

(IN CANADIAN DOLLARS)                                       MARCH 31, 2002     DECEMBER 31, 2001

ASSETS                                                         (UNAUDITED)

Current assets:
     Cash and cash equivalents                              $    2,316,555      $   8,211,313
     Short-term investments                                              -            856,051
     Accounts and other receivables                                  2,397             91,474
     Prepaid expenses                                              662,949            761,678
----------------------------------------------------------------------------------------------
                                                                 2,981,901          9,920,516
Deposits and other assets                                          235,671            235,671
Capital assets                                                     563,703            634,870
----------------------------------------------------------------------------------------------
                                                            $    3,781,275      $  10,791,057
----------------------------------------------------------------------------------------------

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
     Accounts payable and accrued liabilities                   $5,824,293      $   7,383,751
----------------------------------------------------------------------------------------------
                                                                 5,824,293          7,383,751

Shareholders' equity:
     Share capital                                              99,331,514         99,143,441
     Accumulated deficit during the development stage         (101,374,532)       (95,736,135)
----------------------------------------------------------------------------------------------
Total shareholders' equity                                      (2,043,018)         3,407,306
----------------------------------------------------------------------------------------------
                                                            $    3,781,275      $  10,791,057
----------------------------------------------------------------------------------------------



   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL
                                   STATEMENTS.

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                                    ALTAREX


                         CONSOLIDATED STATEMENTS OF LOSS

-------------------------------------------------------------------------
                                               FOR THE THREE MONTHS ENDED
                                                        MARCH 31,
(In Canadian dollars, except share amounts)       2002           2001
-------------------------------------------------------------------------
                                               (unaudited)   (unaudited)
REVENUES
     Interest income                               $25,035      $185,639
-------------------------------------------------------------------------
             Total revenues                         25,035       185,639
-------------------------------------------------------------------------
EXPENSES
     Research & development                      1,936,141     2,202,715
     Clinical & regulatory                       2,089,615     2,866,737
     General & administrative                    1,637,676     1,453,646
-------------------------------------------------------------------------
             Total expenses                      5,663,432     6,523,098
-------------------------------------------------------------------------
NET LOSS FOR THE PERIOD                        $(5,638,397)  $(6,337,729)
=========================================================================

Net loss per common share                           ($0.15)       ($0.26)

Weighted average number of common shares        36,678,716    24,282,170
-------------------------------------------------------------------------


  THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL
                                  STATEMENTS.

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                                    ALTAREX


                 CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

---------------------------------------------------------------------------------------------------------
                                                                           ACCUMULATED
                                                                             DEFICIT
                                                                            DURING THE           TOTAL
                                                                           DEVELOPMENT      SHAREHOLDER'S
                                                COMMON SHARES                 STAGE             EQUITY
  (In Canadian dollars, except share         SHARES       AMOUNT
  amounts)
--------------------------------------------------------------------------------------------------------
 BALANCE, DECEMBER 31, 2001                36,663,556    $99,143,441      $ (95,736,135)    $  3,407,306
--------------------------------------------------------------------------------------------------------
 Issuance costs from special units
  (unaudited)                                                (11,927)                 -          (11,927)
 Exercise of warrants (unaudited)             100,000        200,000                  -          200,000
 Net loss (unaudited)                               -              -         (5,638,397)      (5,638,397)
--------------------------------------------------------------------------------------------------------
 BALANCE, MARCH 31, 2002 (UNAUDITED)       36,763,556    $99,331,514      $(101,374,532)    $ (2,043,018)
--------------------------------------------------------------------------------------------------------


---------------------------------------------------------------------------------------------------------
                                                                           ACCUMULATED
                                                                             DEFICIT
                                                                            DURING THE         TOTAL
                                                COMMON SHARES              DEVELOPMENT      SHAREHOLDERS'
                                                                               STAGE           EQUITY
  (In Canadian dollars, except share         SHARES        AMOUNT
  amounts)
---------------------------------------------------------------------------------------------------------
 BALANCE, DECEMBER 31, 2000                22,032,200    $72,894,559      $ (61,933,769)     $10,960,790
---------------------------------------------------------------------------------------------------------
 Issuance of common shares in public
  offering (unaudited)                      4,402,211      7,232,480                  -        7,232,480
 Net loss (unaudited)                               -              -         (6,337,729)      (6,337,729)
---------------------------------------------------------------------------------------------------------
 BALANCE, MARCH 31, 2001 (UNAUDITED)       26,434,411    $80,127,038      $ (68,271,498)     $11,855,541
---------------------------------------------------------------------------------------------------------


  THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL
                                  STATEMENTS.

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                                    ALTAREX



                      CONSOLIDATED STATEMENTS OF CASH FLOWS

--------------------------------------------------------------------------------------
                                                             THREE MONTHS ENDED
                                                                   MARCH 31,
                                                             2002           2001
                                                          (UNAUDITED)    (UNAUDITED)
 (IN CANADIAN DOLLARS)
--------------------------------------------------------------------------------------
 CASH USED IN OPERATING ACTIVITIES
 Net loss                                                 $(5,638,398)   ($6,337,729)
 Adjustments to reconcile net loss to net cash used in
 operating activities:
     Depreciation and amortization                             71,977         78,702
 Net changes in non-cash working capital balances          (1,371,651)     1,091,211
--------------------------------------------------------------------------------------
                                                           (6,938,072)    (5,167,816)
--------------------------------------------------------------------------------------

 CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES

 Purchase of capital assets                                      (810)       (85,608)
 Maturities and purchases of short-term investments           856,051       (163,729)
--------------------------------------------------------------------------------------
                                                              855,241       (249,337)
--------------------------------------------------------------------------------------

 CASH PROVIDED BY FINANCING ACTIVITIES
 Issue of common shares, net                                        -      7,232,480
 Issuance costs from special units                            (11,927)             -
 Exercise of warrants                                         200,000              -
--------------------------------------------------------------------------------------
                                                              188,073      7,232,480
--------------------------------------------------------------------------------------

 NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS      (5,894,758)     1,815,327
 Cash and Cash Equivalents, Beginning of period             8,211,313      9,665,187
--------------------------------------------------------------------------------------
 CASH AND CASH EQUIVALENTS, END OF PERIOD                 $ 2,316,555    $11,480,514
--------------------------------------------------------------------------------------


  THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL
                                  STATEMENTS.

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                                    ALTAREX


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. BASIS OF PRESENTATION

   DESCRIPTION OF BUSINESS

     AltaRex Corp. (the Company), incorporated under the Business Corporations Act (Alberta), is a development-stage biotechnology company that is engaged in the research, development and commercialization of biopharmaceutical products for the treatment of cancer and other diseases.

   GOING CONCERN MATTERS

     The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. During the three months ended March 31, 2002 and the year ended December 31, 2001, the Company incurred losses of $5,638,398 and $33,802,366, respectively. As further discussed in Note 4, in April 2002, the Company sold 4.9 million of its common shares to United Therapeutics Corporation ("United") for total proceeds to the Company of approximately $3,900,000 (US$2,450,000). In addition, the Company issued to United a convertible debenture (the "First Debenture") in the principal amount of $80,000 (US$50,000), which is convertible into 100,000 common shares of the Company at a price of US$0.50 per share. The Company also issued to United a warrant (the "Warrant") to purchase 3.25 million common shares of the Company at a price of US$0.50 per share. The Company also granted to United the right to purchase a convertible debenture (the "Second Debenture") in the principal amount of approximately $1,390,000 (US$875,000). The right to exercise the Warrant expires on August 20, 2002. The right to purchase the Second Debenture expires on August 14, 2002. In management's opinion, the Company believes that its available cash, cash equivalents and short-term investments and interest earned thereon, including proceeds from the United purchase of common shares of the Company and the First Debenture and assuming the exercise of the Warrant and the purchase of the Second Debenture, should be sufficient to finance its operations and capital needs into 2003. However, as there is no assurance that United will exercise the Warrant or purchase the Second Debenture, there is substantial doubt as to the Company's ability to continue as a going concern into 2003.

     The consolidated financial statements do not include any adjustments relating to the recoverability and classification of asset carrying amounts or the amount and classification of liabilities that might be necessary should the Company be unable to continue as a going concern. The Company's continuation as a going concern is dependent upon its ability to (a) obtain additional financing as may be required and (b) ultimately attain profitability. The Company is pursuing additional financing through public or private equity or debt instruments and through collaborative arrangements with potential partners.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     The accompanying consolidated financial statements as of March 31, 2002 and for the three months ended March 31, 2002 and 2001 are unaudited. These unaudited financial statements have been prepared on the same basis as the audited financial statements of the Company and include, in the opinion of management, all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of the financial position, results of operations and cash flows for the periods presented. Results for the three month period ended March 31, 2002 are not necessarily indicative of the results that may be expected for the entire fiscal year or future periods.

     The financial statements have been prepared by management in accordance with accounting principles generally accepted in Canada, which conform in all material respects to those established in the United States, except as disclosed in Note 3. The preparation of financial statements in accordance with

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (CONTINUED)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

such principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting periods. Actual results could differ from those estimates and those differences could be material.

NET LOSS PER SHARE

     The Company uses the treasury stock method to determine the dilutive effect of instruments such as warrants and options. Under the treasury stock method, earnings per share are computed as if the instruments were exercised at the beginning of the period (or the time of issuance, if later) and the funds obtained were used to purchase common stock at the average market price during the period.

     Basic and diluted net loss per share are the same, as outstanding common stock options and warrants are antidilutive as the Company has recorded a net loss for all periods presented. Options and warrants to purchase a total of 12,484,704 and 2,932,037 common shares as of March 31, 2002 and 2000, respectively, have been excluded from the computation of diluted weighted average shares outstanding.

STOCK-BASED COMPENSATION AND OTHER STOCK-BASED PAYMENTS

     On January 1, 2002, the Company adopted the recommendations in Handbook
Section 3870 ("Section 3870"), Stock-Based Compensation and Other Stock-Based Payments, issued by The Canadian Institute of Chartered Accountants. The new recommendations are generally applicable only to awards granted after the date of adoption. The adoption of the new recommendations did not impact the financial statements.

     Stock options and warrants awarded to non-employees are accounted for using the fair value method. No compensation expense for stock options granted to employees is recognized if the exercise price of these stock options equals the price of the Company's common stock on the date of grant. However pro forma disclosure of net loss and net loss per share is provided as if these awards were accounted for using the fair value method by using the Black-Scholes pricing model. Consideration paid on the exercise of stock options and warrants is credited to share capital.

3. RECONCILIATION TO ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED
   STATES

     These financial statements have been prepared in accordance with accounting principles generally accepted in Canada (Canadian GAAP), which conform in all material respects to those accounting principles generally accepted in the United States (U.S. GAAP), except as follows:

(a) Accounting for stock-based compensation

     For any stock options and warrants issued prior to January 1, 2002, for U.S. GAAP purposes, the Company would account for stock-based compensation to employees in accordance with Accounting Principles Board (APB) Opinion No. 25. For instruments issued after January 1, 2002, the Company would apply the recommendation of Handbook Section 3870 (see Note 2) for U.S. GAAP purposes, no compensation expense would be recognized on the Company's stock options and warrants granted if the exercise price of these instruments equal the fair value of the Company's stock as at the date of the grant. Stock-based compensation to non-employees would be recorded at the fair value of the options and warrants granted.

     The compensation expense related to the fair value of stock based compensation to non-employees and the value of options issued to employees at less than fair value on the grant date or other appropriate

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (CONTINUED)

3. RECONCILIATION TO ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES (CONTINUED)

measurement date would be amortized over the appropriate vesting periods. For Canadian GAAP purposes, no compensation expense or deferral would be recognized in such circumstances.

     As of March 31, 2002, the unamortized compensation benefit that the Company would record as additional compensation expense in future periods amounts to $0(December 31, 2001 -- $10,000).

     Additionally, during 2001 and 2000 the Company issued 274,000 and 185,149 options, respectively, to agents of its offerings of common shares. The compensation related to these issuances of $520,600 and $378,000, respectively, would be recognized as a reduction in the net proceeds of the offering and an increase in share capital for the value of the options. Accordingly, there would be no net effect on the share capital of the Company.

(b) Reverse take-over costs

     For Canadian GAAP purposes, costs incurred in connection with the Company's reverse take-over are presented as a charge against share capital. For U.S. GAAP purposes, these costs totaling $495,000 would be charged to expense. Accordingly, net loss for the year ended December 31, 1996 and share capital for each of the periods presented would increase by $495,000.

(c) Comprehensive income (loss)

     For U.S. GAAP purposes, the Company would adopt the disclosure requirements of Statement of Financial Accounting Standards No. 130 (SFAS 130). SFAS 130 requires the presentation of comprehensive income (loss) and its components. Comprehensive income (loss) includes all changes in equity during a period except shareholder transactions. For the periods presented, comprehensive income
(loss) would equal net loss determined for U.S. GAAP purposes as set out in the following table.

     The following table reconciles the net loss as reported on the statements of loss to the net loss that would have been reported had the financial statements been prepared in accordance with U.S. GAAP.

-----------------------------------------------------------------------------------------
                                                                 THREE MONTHS ENDED
                                                                       MARCH 31,
(In Canadian dollars, except share amounts)                       2002          2001
-----------------------------------------------------------------------------------------
Net loss per Canadian GAAP                                    $ 5,638,397    $ 6,337,729
Adjustment for stock-based compensation                                 -        129,000
-----------------------------------------------------------------------------------------
Net loss per U.S. GAAP                                        $ 5,638,397    $ 6,466,729

Basic and diluted net loss per share, U.S. GAAP               $     (0.15)   $     (0.27)
Basic and diluted weighted-average number of common shares     36,678,716     24,282,170
-----------------------------------------------------------------------------------------

The following summarizes balance sheet items with material variations under U.S. GAAP.

--------------------------------------------------------------------------------
                                             MARCH 31,2002     DECEMBER 31, 2001
--------------------------------------------------------------------------------
Share capital                                $ 96,772,514        $96,584,441

Accumulated deficit                          $103,933,532        $98,295,135
--------------------------------------------------------------------------------

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (CONTINUED)

4. SUBSEQUENT EVENT

     On April 17, 2002, the Company entered into a license agreement (the "License Agreement") with Unither Pharmaceuticals, Inc. ("Unither"), a subsidiary of United, for the development of OvaRex(R) MAb and four other monoclonal antibodies. Under the terms of this agreement, Unither received exclusive rights for development and commercialization of the products worldwide, with the exception of rights retained by the Company to the European Union and certain other countries. The Company and United Therapeutics have agreed to work closely together during the 240 day period commencing on April 17, 2002 (the "Initial Assessment Period") for the purposes of assessing all aspects of the development of the licensed technology conducted by or on behalf of the Company prior to April 17, 2002 and to develop solutions and strategies going forward with respect to all aspects of the successful development of the licensed technology. During the Initial Assessment Period and thereafter so long as the license is not terminated, United Therapeutics will fund all reasonable and direct ongoing development costs incurred by either the Company or United Therapeutics in accordance with the license agreement with respect to developing the licensed technology, according to an approved budget. If United Therapeutics does not provide written notice to the Company of its decision to develop products utilizing or incorporating the licensed technology prior to the end of the Initial Assessment Period, then the Company may, in its discretion, terminate the license agreement upon 15 days' advance written notice to United Therapeutics, unless United Therapeutics issues such notice of intention to the Company within that 15-day period. Upon 15 days' written notice to the Company at any time during the Initial Assessment Period or within 30 days following completion of the Initial Assessment Period, United Therapeutics may terminate the license. If United Therapeutics elects to proceed with such a development program, United Therapeutics has agreed to pay the Company certain amounts based upon the achievement of specified milestones together with royalties based upon sales of products utilizing or incorporating the licensed technology sold in the licensed territory. United Therapeutics has agreed to use commercially reasonable efforts following completion of the Initial Assessment Period and, assuming that neither party terminates the license agreement at that time, to develop, market and commercialize such products utilizing the licensed technology as United Therapeutics determines are commercially feasible, including the conduct of related research, development and pre-clinical and clinical trials and obtaining all necessary regulatory approvals.

     Concurrently with the delivery and execution of the License Agreement,, the Company and United entered into a subscription agreement (the "Subscription Agreement"), pursuant to which United purchased 4.9 million common shares of the Company at a price of US$0.50 per share for total proceeds to the Company of approximately $3,900,000 (US$2,450,000). In addition, the Company issued to United a convertible debenture (the "First Debenture") in the principal amount of $80,000 (US$50,000) which is convertible into 100,000 common shares of the Company at a price of US$0.50 per share. The Company also issued to United a warrant (the "Warrant") to purchase 3.25 million common shares of the Company at a price of US$0.50 per share. The Warrant may only be exercised in full and must be exercised on or before August 20, 2002. Pursuant to the Subscription Agreement, the Company granted to United the right to purchase a convertible debenture (the "Second Debenture") in the principal amount of approximately $1,390,000 (US$875,000). Subject to receipt of approval by the Company's shareholders, US$441,960 of the principal amount of the Second Debenture is automatically convertible into 883,380 common shares of the Company upon issuance of the Second Debenture. United's right to purchase the Second Debenture expires on August 14, 2002. If United does not exercise the Warrant on or before August 20, 2002 or does not purchase the Second Debenture on or before August 25, 2002, then the Company may terminate the License Agreement immediately upon written notice to Unither. Assuming the exercise of the Warrant and purchase and conversion of the Second Debenture, United would own approximately 19.9% of the then current outstanding common shares of the Company. United also received rights to purchase 19.9% of the securities issued by the Company in certain future financings of the Company.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (CONTINUED)

4. SUBSEQUENT EVENT (CONTINUED)

     On March 5, 2002, the Company issued 185.7 special warrants to a group of investors, as part of a private placement offering of up to 1,000 special warrants. This offering anticipated maximum proceeds to the Company of C$7,000,000 and the issuance of a maximum of 8,250,000 common shares of the Company. The Company filed a preliminary prospectus dated March 5, 2002 in connection with this offering. In light of the United Therapeutics transaction described above and after discussion with securities regulatory authorities, this offering was cancelled.

     On April 26, 2002, ICN Pharmaceuticals, Inc. brought suit against the Company in the Superior Court of Orange County, California claiming that the Company breached a letter of intent between ICN and the Company and seeking unspecified damages.


                                      # # #